

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2020

Justin Schreiber
Chief Executive Officer
Conversion Labs, Inc.
800 Third Avenue, Suite 2800
New York, NY 10022

Re: Conversion Labs, Inc.
Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
Filed November 25, 2020
File No. 000-55857

Dear Mr. Schreiber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Proposal No. 2: Ratification of the January 21, 2020 Amendment, page 11

1. We note your response to comment 4, and reissue our comment in part. Please revise your disclosure to include a discussion of the dilutive effect that the ratification of the Series B issuance and Warrants issued would have on existing shareholders. In addition, please clarify whether each share of Series B Preferred Stock, or whether all 3,500 shares of Series B Preferred Stock issued in the aggregate, will hold 1,200,000 votes in matters submitted to a vote. Please clearly disclose the number of votes that each share of Class B is entitled to vote.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any questions.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Manufacturing

cc: Lawrence Metelitsa